                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                        and deemed to be filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                     Commission File No. 1-13153

CENDANT AND GALILEO WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO IS CONTAINED IN GALILEO'S PROXY STATEMENT DATED APRIL 3, 2001, WHICH IS FILED WITH THE SEC. STOCKHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS IN THIS TRANSACTION BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.


                          GALILEO INTERNATIONAL, INC.
                         TRANSCRIPT OF CONFERENCE CALL
                          JUNE 18, 2001 11:00 A.M. CT



JAMES E. BARLETT: Good morning or afternoon everyone, and thank you very much for joining us today. While I've met and have spoken with many of you over the years, I want to personally welcome the shareholders and employees of Cendant and others who may be joining us for the first time today. We've invited you to join us to discuss this morning's announcement regarding the acquisition of Galileo International by Cendant Corporation.

         Now, as is customary, before I continue, let me remind you that comments made during this call that are not strictly historical are `forward-looking statements' which are subject to risks and uncertainties. It is possible that actual results might differ materially from the forward-looking statements we make today. These factors are described in further detail in the risk factors filed with our 2000 form 10-K filing with the SEC.

         Also, a transcript of this conference call is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

         As most of you know, we began this journey toward the end of last year with our decision to pursue strategic alternatives to enhance shareholder value. Our conversations with interested parties were very lengthy and very thorough, as can be expected given the complexity of our business and the size of this transaction. It was our responsibility to ensure that any transaction we chose maximized shareholder value, while keeping in mind the interests of our customers and our employees. So, I want to thank all of you for your patience and support throughout this process, and to say we look forward to a bright future together as a unit of Cendant. I'll take a few moments to discuss the acquisition and will then open the call up for questions.

         Let me start by saying a few words about Galileo. Galileo is a great company with 3,300 talented, dedicated and motivated employees. We are a company that has always put customers first, providing travel technology solutions to help them compete and become more profitable in this fast-paced industry. We are a company that, through our industry-leading technology solutions and focus on customer service, has become first or second in market share in almost every region around the world. And most of all, Galileo is a

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         company that has delivered solid financial performance to its shareholders since going public in 1997. We generate significant cash flow, have the strongest margins in the industry, and we've made prudent investments in our business to ensure that we remain a leader both technologically and financially.

         With all our strengths, successes and with the enormous opportunities that lay ahead, we found our company greatly under-appreciated and significantly undervalued by the financial markets. As chief executive officer of this company, it is my primary responsibility to enhance shareholder value...a responsibility I've taken very seriously since I took the helm of this fine company. So, with our shares trading well below what we believed to be their true value, late last year the board began to explore strategic alternatives for the company designed to enhance shareholder value. Since retaining financial advisors in November, we've worked with several interested parties, the results of which led us to this day.

         This morning we announced that we signed a definitive agreement to be acquired by Cendant Corporation for $33 per share, or $2.9 billion, provided Cendant's shares remain within the collar as outlined in the press release. Cendant will also assume about $600 million of our net debt. Galileo shareholders will receive 80.5% or more of the purchase price through a tax-free exchange of Cendant shares, with up to the remaining 19.5% of the purchase price paid in cash. The transaction, which is expected to close in the fall, is subject to customary regulatory approvals and approval of Galileo's shareholders.

         While the structure of the acquisition allows Galileo shareholders the opportunity to benefit from the transaction largely in a tax-free way, the structure of the deal also provides the Galileo shareholders with the opportunity to continue to participate in one of the fastest growing sectors of the service economy, the global travel industry. Through this combination, shareholders will benefit from the combined strengths of Galileo and Cendant.

         With complementary businesses in the travel services industry, we each bring a workforce dedicated to customers and focused on global opportunities. To the combined entity Galileo brings an extensive global presence, solid customer relationships, and an ability to deliver innovative technology solutions to its customers, and its valuable Internet assets, such as TRIP.com. Cendant brings extensive travel industry experience, leading brands and a very strong marketing capability. Cendant is the world's largest hotel franchisor, with over 6,400 hotels, under nine brands including Days Inn, Ramada, Howard Johnson and Travelodge. Cendant also owns Resorts Condominiums International, the world's largest vacation exchange organization with more than 3,500 affiliated resorts and Avis, the second-largest car rental agency internationally and one of the most recognized brands in the travel industry. In addition, the company owns Fairfield Resorts, a timeshare sales and management company; Travelers Advantage, a discount travel membership program; and Holiday Cottages, the leading UK-based cottage rental business.

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         Cendant plans to operate Galileo as a stand-alone business unit, focused on providing value-added technology solutions to our customers. They also aim to continue our travel agent partnership philosophy, identifying ways to build upon our mutual relationships to provide value-added content and services to help improve travel agent profitability and help agencies to better serve customers. Galileo and Cendant will be very well positioned to capitalize on future opportunities by leveraging their core competencies and financial strength to drive further growth.

         So you see, this combination makes a lot of sense. The synergies between the two companies are considerable and the strengths we bring to each other are significant. We are very excited about the opportunities that we have going forward.

         I'll now open the call for any questions that you may have.

CONFERENCE CALL COORDINATOR: Thank you Mr. Barlett.

CONFERENCE CALL COORDINATOR: The first question comes from Jennifer King of
         Merrill Lynch. Please proceed with your question.

CALLER: Hi, thank you, and congratulations. I am wondering, Cendant's travel agencies, do you have an idea roughly the annual bookings that will be switching from Sabre over to the Galileo CRS once this closes?

JAMES E. BARLETT:  Just a rough number would be around 5 million

CALLER: Ok. And would you anticipate those switching over all at once? Or would that be sort of a slow cutover once the agreement is reached?

JAMES E. BARLETT: Well, keep in mind that, obviously, the key thing to Cendant and to us is their customer service delivery quality, certainly we would hope to move as quickly as possible, but always being very, very careful to make sure that the service levels remain at the highest.

CALLER: Ok great, thanks.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Lee
         Cooperman of Omega Advisors.

CALLER: Hi. Actually this is Troy Citrakian (sp), Lee Cooperman had a scheduling conflict, so on behalf of Omega Advisors, Lee wanted to thank you for generating value for shareholders.

JAMES E. BARLETT:  Thank you very much.

CONFERENCE CALL COORDINATOR: The next question comes from Henry Harteveldt of
         Forrester Research. Please proceed with your question.

CALLER: Thanks. It's Henry Harteveldt. I have a question for you which is...there had been talk that Cendant was going to pursue a portal strategy, they pulled out of honest broker. With Cendant and its brands and TRIP.com, do you see this as being something on the front burner? And, or do you see TRIP.com as being something that is no longer central to the business at hand?
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JAMES E. BARLETT: Yeh, thanks for question. How are you doing Henry? Good to hear your voice. First, I think a key thing here is obviously; and many of you have heard me say this for many, many years; content rules when it comes to Internet. Content, content content. One of the very, very exciting things obviously about this transaction is the tremendous content that Cendant can bring to our Internet play. If you take the TRIP.com name brand, and technology, and marry that with the power of Cendant's ability to market and Cendant's brand names, I think, at least speaking for myself, I view that as one incredibly powerful travel portal going forward and I am very excited about it. I think it will be quite a fabulous play.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Jay Loop of
         Robertson Stevens.

CALLER: Good morning. A couple questions, first, can you describe where you think the most accretive acquisition or activities in this merger will take place, at least during the first stages of completion of the transaction?

JAMES E. BARLETT: I think that's probably a premature question. And, really to be honest about it, one that I think Cendant and it's capable staff will be working on. That's really about the only way I could answer that at this point in time.

CALLER: OK, secondly, I didn't see anything in the press release, but are there any break up fees involved in this transaction?

JAMES E. BARLETT: I think the answer to that is, there are filings being made today and certainly the disclosures will be in there.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Bruce Adams of Hotel and Motel Management.

CALLER: Good morning Jim. I was wondering what sort of implications you see on the GDS industry as a whole through this deal? For instance, will other GDS companies, perhaps, be looking to be acquired or form partnerships with large hotel companies, travel companies?

JAMES E. BARLETT: Well, I think that one of the things, obviously, that the GDS brings to any partner is an incredibly powerful and fast global distribution system. You know I really can't speak for the strategy of others. I think that the Cendant strategy is maybe one of the first break-throughs in the future of where the whole distribution model is going. And I think that again, the power of multiple brands, the content, physical distribution and Cendant's incredible marketing capability are probably going to be the trend setter for this industry going forward.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Jay
         Campbell of Business Travel News. Please proceed with your question.

CALLER: Thanks. Hello Jim. I have a question related to the ownership and sort of, like the...I guess in the past where the airline owners and being owners of a GDS has had an effect on regulatory issues and also in dealings with the corporate market. In other words, on the one hand, in the CRS regulations it made reference, quite often, that they applied to airline owners. My question on that would be; how do you envision those rules applying to a Cendant owned Galileo? Secondly, in the past, also airlines often gave sort of extra discounts to corporations when those corporations signed up for that airlines'

         GDS. Do you anticipate Avis and the other brands at Cendant being able to leverage customers in that same way with Galileo?

JAMES E. BARLETT: To the first part of your question, I don't see any regulatory issues whatsoever in this transaction relative to the ownership and so forth. I think the GDS speaking publicly created companies with more than 51% of control being essentially in the hands of shareholders, so I didn't see anything with that. On your second point, as you know in the CRS rules using that type of, if you will "influence", in the sale of the CRS, is for all intent and purposes, not a permissible activity. So I guess I don't have really any other points on that.

CALLER: So you would assume that the GDS rules as they are now, even though they specifically identify airline owners, that they would apply to any other type of owner.

JAMES E. BARLETT: I think that right now I would only be speculating. I really couldn't answer that question. I don't have any real response to it.

CALLER:  OK  Thanks

JAMES E. BARLETT:  You're welcome

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from David Cohen of Faralon Capital. Please proceed with your question.

CALLER: Actually this is Bing Chon on behalf of David Cohen. Could you help us understand what kind of protection mechanism you have in terms of protecting shareholders to the extent Cendant getting to another transaction with Worldspan? You might have commented earlier, I probably missed it, but would very much appreciate it if you could elaborate and help us understand that point.

JAMES E. BARLETT: Yes, thank you. If Cendant enters into an acquisition agreement with a competitor of Galileo and the closing of Cendant's acquisition of Galileo is delayed primarily as a result of regulatory delays arising from such an action, the value of the merger consideration may be effected really in two ways. First, if the closing is delayed by more than 30 days after the stockholders meeting, the day for determining the exchange ratio will be changed to the 20 consecutive trading days immediately preceding the third consecutive trading day prior to the date of receipt of the last regulatory approval. Second, if the closing does not occur until after December 12, 2001, or more than 180 days after the date the agreement between Cendant and Galileo was signed, then Cendant will be required to pay interest on the merger consideration payable in Cendant stock equal to LIBOR plus 100 basis points.

CALLER: Hello, hello - sorry, I just have a follow-up to the extent for example, hypothetically if Cendant concludes this transaction with Worldspan, as speculated by one of the press reports, and the government comes back to say you can either do one of these transactions, but can not do both, is there any stipulation in the merger document to insure that our transaction goes ahead?

JAMES E. BARLETT: The best way I guess, if this is delayed beyond 3/31/02
         Cendant is required to terminate their other transaction.

CALLER:  Thank you very much

JAMES E. BARLETT:  You're Welcome.

CONFERENCE CALL COORDINATOR:  Thank you. The next question comes from Craig
         Calmanduski of TD Securities:

CALLER: Hi. Yes, this is Joe Scheer for Craig Calmanduski following up on the same line. On the earlier call that was given, it sounded like there was an additional condition that if the transaction is not completed by such and such a date, that Cendant is required to drop the other transaction.

JAMES E. BARLETT: That was a question. I'm sorry I just answered it. If it's delayed beyond 3/31/02 Cendant is required to terminate their other transaction.

CALLER: So past 3/31/02 terminate the other transaction, and after December 12, 2001, we get interest in Cendant stock at LIBOR plus 2 1/2% right?

JAMES E. BARLETT:  No plus 100 basis points.

CALLER: Plus 100 bps. And, second question if I may please, is in the event Cendant goes under $17.00, we obviously receive less than $33.00 in value and that sort of a multiplier of that in so far as the stock portion goes down and the cash portion goes down as well. Is there some walk away price that if CD goes below $15.00 or $14.00, whatever, that Galileo has the right to terminate the transaction?

JAMES E. BARLETT:  Yes, that answer is at $14.00 a share.

CALLER:  At $14.00 you have an out, or presumably the right to renegotiate?

JAMES E. BARLETT:  Right

CALLER:  Ok, thank you very much sir.

JAMES E. BARLETT:  You're welcome.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Mike Comafour of Daily Herald:

CALLER: Hello. Two quick questions. One is what is happening to the Galileo brand name?

JAMES E. BARLETT:  At this point and time, nothing.

CALLER:  Ok you're not going to merge it with Cendant?

JAMES E. BARLETT: I think that's to be determined by Cendant and you know they are absolute experts on brands and brand names and so forth, so certainly I'm sure they'll come up with a very creative way of handling that.

CALLER: Secondly, they Cendant, also seem to have some...they'll be some synergies here, and some cost savings and we were kind of wondering about the level of cost savings expected from merging of operations and wondering if there would be any layoffs specifically in Rosemont?

JAMES E. BARLETT: Well, on the first part I think it's probably in their press release this morning they indicated their anticipation, or if you will their estimates on synergies. As far as layoffs in Rosemont or anything like that, there is nothing that I can speculate on that.

CALLER:  Thank you.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Joan Parks of Deal Analytics.com.

CALLER: Jim. Joan Parks Deal Analytics. What sort of regulatory approvals are going to be required?

JAMES E. BARLETT: It would be your normal filings. We obviously have to file with the SEC and we need also EC approval and we have to file Hart Scott Rodino.

CALLER:  OK so no other foreign regulatory approvals would be necessary?

JAMES E. BARLETT:  The EC.

CALLER:  OK All right, thank you.

CONFERENCE CALL COORDINATOR: Thank you. The next question comes from Julian
         Pollack a private investor:

CALLER: Is Galileo going to be a division of Cendant? Or is it going to be actually independent or what about the management?

JAMES E. BARLETT: I think that the intention of Cendant is that Galileo would be a division obviously of the Cendant Corporation. It would not be an independent company, it would be a division within the company, and at least based on what I've seen is that I think there would be certainly an augmentation of Galileo's current management by Cendant bringing to the party their capabilities.

CALLER: One other question please. What is going to be your position on the Board of Directors?

JAMES E. BARLETT:  I'm sorry I didn't could you repeat that.

CALLER:  What is going to be your position on the Board of Directors?

JAMES E. BARLETT: The only thing on the Board of Directors is that Cendant has granted Galileo the opportunity to name an Independent Director to that Board.

CALLER:  Is there only one director?

JAMES E. BARLETT:  Yes sir.

CALLER:  OK and what's the future of the employees of Galileo?

JAMES E. BARLETT: As I think you can tell, it's a little early from our point of view right now, but certainly I think the skill sets are very, very complimentary from both organizations. And I think, as I talked with our employees this morning, I think it's a very exciting time and opportunity for Galileo people.

CALLER:  Thank you very much.

JAMES E. BARLETT:  Thank you sir.

CONFERENCE CALL COORDINATOR: Thank you. The last question comes from Dennis Shaw of Travel Weekly:

CALLER: Yes, you mentioned before that Cendant agencies that use Sabre will be transitioning to Galileo. Could you tell me how that impacts your market share the travel agency market share in the United States and abroad.

JAMES E. BARLETT: I think that the only thing I would say, is that it's a significant market share shift to the Cendant organization and it could probably have an impact in the order of magnitude of 1%.

CALLER: And just one other question. How does your relationship change with United Airlines will they be giving you any kind of marketing support in the future?

JAMES E. BARLETT: Well our good friends at United Airlines, will in my understanding will continue to obviously support this company. They were one of the founders, they are a great partner and friend, and I would anticipate that they would very strongly support the Cendant organization going forward.

CONFERENCE CALL COORDINATOR: Thank you. This concludes the Question and Answer session. Mr. Barlett would you like to continue with any closing remarks?

JAMES E. BARLETT closing remarks: No. I think the only thing I'd like to say is, again thanks to our shareholders for your patience. I think the CRS industry is a very, very difficult industry to understand. I will compliment very much our new friends at Cendant. They did an incredible job of understanding our business and did a fine, fine job of understanding in depth this industry, on a global basis, and how it operates. And I think are going to be fabulous owners of what I consider a fine company. And with that, I thank everyone for their support consideration and look forward to talking with all of you in the future. Thank you very much.

CONFERENCE CALL COORDINATOR: Ladies and Gentlemen, thank you for your participation in today's conference. This concludes the program.